EXHIBIT 23.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 4 to this Registration Statement on Form S-3 of our report dated March 1, 2013 (September 16, 2013 as to the effects of three office buildings reclassified to discontinued operations described in Note 4), relating to the consolidated financial statements and financial statement schedules of CBL & Associates Properties, Inc., and the effectiveness of CBL & Associates Properties, Inc.'s internal control over financial reporting for the year ended December 31, 2012, appearing in a Current Report on Form 8-K filed on September 16, 2013, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
September 16, 2013